UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders (the “Meeting”) of Top Wealth Group Holding Limited (the “Company”) convened on August 22, 2025 at 10:30 A.M., Local Time (August 21, 2025, at 10:30 P.M., Eastern Time), at Units 714 & 715, Hong Kong Plaza 188 Connaught Road West, Hong Kong, the shareholders of the Company adopted resolutions approving all of the three proposals considered at the Meeting. At the close of business on August 1, 2025, the record date for the determination of shareholders entitled to vote at the Meeting, there were 580,029 Class A Ordinary Shares and 166,667 Class B Ordinary Shares, par value US$0.009 per share, each Class A Ordinary Share being entitled to one (1) vote, and each Class B Ordinary Share being entitled to thirty (30) votes, outstanding, constituting all of the outstanding voting securities of the Company. A total of 5,060,777 votes, representing 90.69% of the votes exercisable, represented by 60,767 Class A Ordinary Shares and 166,667 Class B Ordinary Shares, were present in person or by proxy at the Meeting. All matters voted on at the meeting were approved. The results of the votes were as follows:

1.	Proposal One – Increase of Authorized Share Capital

Resolution(s)		For	Against	Withheld/Abstain
Proposal One: By ordinary resolution,

(i)	to approve the increase of the authorized share capital of the Company from US$50,000 divided into 5,000,000 class A ordinary shares of par value US$0.009 each (the “Class A Ordinary Shares”) and 555,556 class B ordinary shares of par value US$0.009 each (the “Class B Ordinary Shares”) by the creation of additional 1,995,000,000 Class A Ordinary Shares and additional 199,444,444 Class B Ordinary Shares to US$19,800,000 divided into 2,000,000,000 Class A Ordinary Shares of US$0.009 each and 200,000,000 Class B Ordinary Shares of par value US$0.009 each (the “Increase of Authorized Share Capital”); and

(ii)	to authorize and instruct Ogier Global (Cayman) Limited, the registered office provider of the Company (the “RO Provider”), to update register of members of the Company to reflect the new authorized share capital of the Company forthwith and to attend any necessary filing of the new authorized share capital of the Company together with these ordinary resolutions (or any necessary extract thereof) with the Registrar of Companies in the Cayman Islands (the “Registrar”).	5,057,868	2,894	15

2.	Proposal Two – Adoption of the Amended and Restated Memorandum and Articles of Association

Resolution(s)		For	Against	Withheld/Abstain
Proposal Two: Subject to and conditional upon the approval of the Increase of Authorized Share Capital above, by special resolution,

(i)	to approve and adopt the second amended and restated memorandum and articles of association of the Company (the “Amended M&A”) in substitution for and to the exclusion of the existing memorandum and articles of association of the Company in its entirety with immediate effect; and

(ii)	to authorize and instruct the RO Provider of the Company to arrange the necessary filing of the Amended M&A together with this special resolution (or any necessary extract thereof) with the Registrar.	5,057,901	2,617	259

3.	Proposal Three – Adoption of the 2025 Second Equity Incentive Plan

Resolution(s)		For	Against	Withheld/Abstain
Proposal Three: By ordinary resolution,

(i)	to approve, confirm and accept in all respects the terms of, and the consummation of the transactions contemplated by the 2025 Second Equity Incentive Plan (the “Plan”);

(ii)	to adopt the Plan with effect from the date of this ordinary resolution;

(iii)	20% of the number of Class A Ordinary Shares issued as of an effective date to be determined by the Board in its sole discretion until December 31, 2026 which may consist of authorized but unissued Class A Ordinary Shares, Class A Ordinary Shares purchased on the open market, or Class A Ordinary Share previously issued and outstanding and repurchased by the Company, be and are hereby reserved for issuance and/or re-issuance (as the case may be) (the “ESOP Shares”); and

(iv)	to authorize any director and/or officer of the Company to do all such other acts, deeds, matters and things as that director or officer may deem necessary or expedient in connection with the Plan and/or to consummate the transaction contemplated thereunder, and to carry out all of the Company’s obligations thereunder or execute any other documents deemed necessary as appropriate by him to give effect to such resolutions and the transactions contemplated under the Plan (including, without limitation, the filings with the relevant authorities and the issuance of the ESOP Shares and the relevant share certificates in accordance with the Plan and the memorandum and articles of association of the Company then in effect).	5,058,295	1,865	617

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2025	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

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